Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Churchill Capital Corp VI (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated January 8, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Churchill Capital Corp. VI as of December 31, 2020 and for the period from October 9, 2020 (inception) through December 31, 2020 appearing in the Registration Statement on Form S-1, as filed (File No. 333-252005), of Churchill Capital Corp VI.

/s/ Marcum llp

Marcum llp

New York, NY

February 11, 2021